2005 SECOND QUARTER RESULTS
CONFERENCE CALL & WEBCAST
WEDNESDAY, AUGUST 31, 2005


6:00 PM (GREECE) / 5:00 PM (CONTINENT) / 4:00 PM (UK) / 11:00
AM (EASTERN)


OTE (Hellenic Telecommunications Organization SA), the Greek full-service telecommunications provider, will release its 2005 second quarter results under US GAAP on Wednesday, August 31, 2005. OTE's management will host a conference call at 6:00 PM (GREECE) / 5:00 PM (CONTINENT) / 4:00 PM (UK) / 11:00 AM (EASTERN) following the release, to review the results.

Details regarding conference call dial-in and replay numbers, as well as the live audio webcast of the conference call following the results release, can be assessed at www.ote.gr or www.ote.gr/english/investorrelations


About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts
(ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:
OTE:	Dimitris Tzelepis- Head of Investor Relations, Tel: +30
210 611 1574
	Email: dtzelepis@ote.gr

	Nikos Kallianis - Senior Financial Analyst, Investor
Relations Tel: +30 210 611 8167
	Email: nkallianis@ote.gr

	Daria Kozanoglou - Communications Officer, Investor
Relations Tel: +30 210 611 1121
	Email: nkozanoglou@ote.gr


Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.